Bluescape Opportunities Acquisition Corp.

300 Crescent Court, Suite 1860

Dallas, TX 75201

July 14, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bluescape Opportunities Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 31, 2023
File No. 001-39666

Ladies and Gentlemen:

Set forth below are the responses of Bluescape Opportunities Acquisition Corp. (the “Company,” “BOAC," “we,” "us” or “our") to comments received from the staff of the Division of Corporation Finance (the “Staff") of the Securities and Exchange Commission (the “Commission") by letter dated July 11, 2023, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2022, File No. 001-39666, filed with the Commission on March 31, 2023 (the “10-K"). Concurrently with the submission of this letter, the Company is filing an Amended 10-K (the “Amended 10-K") for the fiscal year ended December 31, 2022 and an amended 10-Q (the “Amended 10-Q”) for the quarterly period ended March 31, 2023.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Certifications in Exhibits 31.1 and 31.2, page 78

1.

We note that the officer certifications in your annual and subsequent interim reports omit the language prescribed by Item 601(b)(31)(i) of Regulation S-K, concerning responsibility for establishing and maintaining internal control over financial reporting, which should appear in paragraphs 4 and 4(b) of the certifications.

Please file amendments to your Form 10-K and subsequent interim report on Form 10-Q to include certifications from your Chief Executive and Chief Financial officers that include all of the required language. Your amendments should each include an explanatory note, related disclosures and financial statements.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the certification language in Exhibit Numbers 31.1 and 31.2 of the Amended 10-K. The Company also respectfully advises the Staff that it has revised the certification language in Exhibit Numbers 31.1 and 31.2 of the Amended 10-Q. The revisions incorporate language prescribed by Item 601(b)(31)(i) of Regulation S-K in paragraphs 4 and 4(b). Additionally, the Company has included an explanatory note in the Amended 10-K and Amended 10-Q as requested.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Anne Peetz of Kirkland & Ellis L.L.P. at (713) 836-3711.

Very truly yours,

BLUESCAPE OPPORTUNITIES ACQUISITION CORP.

By:	/s/ Tristan Yopp
Name:	Tristan Yopp
Title:	Chief Financial Officer

Enclosures

cc:	Anne G. Peetz, Kirkland & Ellis LLP